Response Biomedical Announces Breakthrough Collaboration with
FIND for TB Point-of-Care Development

NEWS RELEASE
FOR IMMEDIATE RELEASE

Vancouver, British Columbia, March 26, 2009 – Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) announced that it has signed a collaboration/grant with FIND (Foundation for Innovative New Diagnostics) to begin work to develop a rapid point-of-care (POC) tuberculosis (TB) diagnostic assay. FIND is a Swiss non-profit independent organization whose donors include the Bill & Melinda Gates Foundation, the European Union, and the Government of the Netherlands.

The first phase of this collaboration grant will be a feasibility study using reagents developed by FIND to develop assays on the RAMP® system that show appropriate sensitivity in a POC setting for diagnosing TB. The Seattle Biomedical Research Institute (SBRI) will provide tuberculosis diagnostic expertise and comparison testing using an Elisa assay. If the first phase is successful, the second phase will involve testing optimized assays on simulated samples at Response Biomedical and simultaneously testing live TB samples at SBRI’s Biosafety Containment Level 3 (BL3) lab. Final development of the RAMP®-based TB diagnostic product would follow the second phase of the grant.

“We look forward to working with FIND on the project,” said S. Wayne Kay, Chief Executive Officer, Response Biomedical. “We believe the RAMP® technology will be shown to be ideally suited in diagnosing tuberculosis in the developing world and in other markets around the globe. We hope that this grant begins the framework of a long-lasting collaboration with FIND.”

Under the terms of the agreement, should a TB diagnostic product ensue from the work now being funded, FIND will have rights to market and distribute the product for developing countries, while Response Biomedical will have rights to markets in the rest of the world. For all markets, Response Biomedical will maintain rights to manufacturing the product. Terms and pricing for the product are still to be negotiated.

“FIND has been strongly committed to the development of TB point-of-care tests during the past five years. We look forward to beginning this collaboration with SBRI and RBM, which we strongly believe will help to accelerate our efforts to significantly improve POC diagnosis in remote areas around the globe,” said Dr. Giorgio Roscigno, Chief Executive Officer of FIND.

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About Response Biomedical
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP® Platform for clinical and environmental applications. RAMP® represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point of care testing and laboratory use.

The RAMP® system consists of a Reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP® clinical tests are commercially available for the early detection of heart attack, congestive heart failure and influenza.

In the non-clinical market, RAMP® Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. Response has achieved CE Marking for its Reader and clinical tests and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000. The RAMP® Influenza A/B Assay and RAMP 200 reader are not yet licensed for clinical use in Canada.

Response Biomedical is a publicly traded company, listed on the TSX under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

About FIND
FIND is an independent non- profit Swiss foundation based in Geneva dedicated to the development and delivery of improved diagnostics for poverty related diseases. Since its establishment in 2003, FIND has received endorsement from WHO for three new TB technologies that are currently being rolled out with partners in 16 countries that carry a high burden of MDR TB cases. FIND is committed to develop technologies that can be used as near as possible to where patients seek care, and has accumulated an impressive pipeline of new improved technologies that are expected to be deployed in the next couple of years. FIND’s mission is to drive the development and implementation of accurate and affordable diagnostic tests that are appropriate to patient care in low-resource settings. FIND’s disease portfolio includes TB, malaria and human African trypanosomiasis. Current donors include the Bill & Melinda Gates Foundation, the European Union and the Government of the Netherlands. FIND is ISO 9001:2000 and ISO 13485:2003 certified. For more information, please visit: http://www.finddiagnostics.org/.

Statements contained in this press release relating to future results, events or developments, for example, statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", “goal” and similar expressions, are "forward-looking statements" or “forward-looking information” under applicable United States and Canadian securities laws. Forward-looking statements or information may involve, but are not limited to, comments with respect to our planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

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Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, financial risks that would affect our operations such as our available working capital and cash flows and whether and for how long available funds will be sufficient to fund our operations and our ability to raise additional capital as and when needed; our need for substantial additional funding to conduct research and development and commercialization activities; our ability to establish, and our dependence upon, relationships with strategic alliance partners to develop and commercialize products; technological changes that impact our existing products or our ability to develop and commercialize our products; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; liability for patent, product liability and other claims asserted against us; commercialization limitations imposed by patents owned or controlled by third parties; our ability to retain, and our reliance upon, third party suppliers, manufacturers, distributors and alliance partners; our ability to effectively and efficiently manage the planned growth of our operations; our ability to profitably sell our products at prices that would be acceptable to third-party reimbursement programs; competition including competition from others with significantly more resources; market acceptance of our products and the size of our markets; changes in business strategy or development plans; changes in, or the failure to comply with, governmental regulations; and other factors referenced in our annual report, our Annual Information Form (AIF) (Form 40-F in the U.S.) and other filings with Canadian and United States securities regulatory authorities.

Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments, except as required by law.

Response Biomedical Contacts:

Bill Wickson
Director, Investor Relations
Response Biomedical Corporation
Tel (604) 456-6073
Email: bwickson@responsebio.com

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